UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: April 12, 2007
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES FOURTH QUARTER AND AUDITED ANNUAL 2006

FINANCIAL AND OPERATING RESULTS

Moscow and New York (April 12, 2007) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia and the Commonwealth of Independent States (CIS) today announced its financial and operating results for the quarter and year ended December 31, 2006.

Attachments A, B and C present definitions for certain terms used in this press release, the condensed consolidated financial statements of VimpelCom and tables with relevant reconciliations of non-U.S. GAAP financial measures to their most directly comparable U.S. GAAP financial measures. Selected financial and operating results are also reported for each of the countries where VimpelCom was operating as of December 31, 2006.

Financial and Operating Highlights

2006

•	Net operating revenues reached $4,868.0 million, an increase of 51.6% as compared with 2005.

•	OIBDA reached $2,451.8 million, OIBDA margin was 50.4%, an all-time record for the Company.

•	Net income totaled $811.5 million, an increase of 31.9% as compared with 2005.

•	Capital expenditures (excluding acquisitions) totaled $1,512.1 million.

•	Operating cash flow was $1,971.3 million, leading to the first ever positive free cash flow of $459.2 million.

•	Entry into the markets of Uzbekistan, Georgia and Armenia increased the population in the territories covered by the Company’s license portfolio to 240 million.

•	Subscriber base grew to approximately 55.1 million as of December 31, 2006, including 7.0 million in the CIS countries outside of Russia.

VimpelCom Announces Fourth Quarter And Annual 2006 Financial And Operating Results

The fourth quarter of 2006

•	Net operating revenues reached $1,451.4 million in the fourth quarter, a year-on-year increase of 59.4% and a quarter-on-quarter increase of 6.8%.

•	OIBDA reached $689.8 million, a year-on-year increase of 64.4%.

•	OIBDA margin was 50.3% in Russia and 47.5% for the Company.

•	ARPU grew to $8.9 as compared with $7.1 and $8.7 recorded for fourth quarter of 2005 and the third quarter of 2006, respectively. It was the first time ever that VimpelCom reported ARPU growth in the fourth quarter.

•	Net income totaled $198.0 million, a year-on-year increase of 30.4%.

•	Operating cash flow was $540.4 million, a year-on-year increase of 46.3%.

•	Market share leadership (49.5%) achieved in Kazakhstan after two full years of operations.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “2006 was another great year for VimpelCom. The Company continued to show strong revenue growth in excess of 50%, leading to almost $5 billion in turnover. We achieved a record OIBDA margin of 50.4%. Also, for the first time in its history, VimpelCom recorded positive free cash flow (before acquisitions) in the amount of $459.2 million.

“During 2006, we successfully dealt with challenges in Russia related to a more demanding competitive landscape and the introduction of a ‘calling party pays’ regime. We turned around the declining ARPU trend and secured ARPU growth during the last three quarters. It allowed us to maintain high growth rates in revenue and OIBDA in 2006 in spite of a greatly reduced influx of new subscribers. We expect our business in Russia to continue to expand primarily due to the increased usage of our services as living standards improve with the rapid growth of the Russian economy.

“In 2006, we added approximately 10 million new subscribers to reach the figure of 55 million. For the first time our new additions were almost equally split between Russia and the countries of the CIS, with the largest additions from Kazakhstan (1.8 million) where we became the market leader and from Ukraine (1.6 million). In the future, we expect our subscriber growth will come primarily from the countries outside of Russia.”

Key Consolidated Operating Indicators

	Three months					Year
	4Q2006	4Q2005	Change, 4Q06/ 4Q05	3Q2006	Change, 4Q06/ 3Q06	2006	2005	Change, Y-on-Y
Subscribers, end of period (EOP)	55,135,700	45,430,300	21.4%	52,381,500	5.3%	55,135,700	45,430,300	21.4%
% of prepaid	96.5%	96.9%	—	96.8%	—	96.5%	96.9%	—
Churn, quarterly	9.0%	8.3%	—	9.8%	—	35.1%	30.4%	—
ARPU (US$)	8.9	7.1	25.4%	8.7	2.3%	8.0	7.5	6.7%
MOU, (min)	126.5	106.5	18.8%	121.7	3.9%	117.9	101.4	16.3%
SAC, (US$)	17.4	14.1	23.4%	16.7	4.2%	16.1	13.2	22.0%

High level of churn is typical for predominantly prepaid markets like Russia and the CIS. It becomes more pronounced with the reduction of gross sales in Russia.

In addressing the churn issue, the Company is focused on protecting its revenue base by employing a segmented approach with the emphasis on higher ARPU consumer segments.

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VimpelCom Announces Fourth Quarter And Annual 2006 Financial And Operating Results

Key Consolidated Financial Indicators

	Three months					Year
	4Q2006	4Q2005	Change, 4Q06/ 4Q05	3Q2006	Change, 4Q06/ 3Q06	2006	2005	Change, Y-on-Y
Net operating revenues (US$,000)	1,451,412	910,421	59.4%	1,358,853	6.8%	4,867,978	3,211,118	51.6%
OIBDA (US$, 000)	689,825	419,692	64.4%	717,796	-3.9%	2,451,783	1,571,310	56.0%
OIBDA margin	47.5%	46.1%	—	52.8%	—	50.4%	48.9%	—
Gross margin (US$, 000)	1,179,453	757,443	55.7%	1,109,219	6.3%	3,977,246	2,668,700	49.0%
Gross margin percentage	81.3%	83.2%	—	81.6%	—	81.7%	83.1%	—
SG&A (US$, 000)	478,423	335,666	42.5%	387,236	23.5%	1,503,615	1,085,807	38.5%
SG&A percentage	33.0%	36.9%	—	28.5%	—	30.9%	33.8%	—
Net income (US$, 000)	197,950	151,748	30.4%	268,370	-26.2%	811,489	615,131	31.9%
Net income per share (US$)	3.89	2.97	—	5.28	—	15.94	12.05	—
Net income per ADS (US$)	0.97	0.74	—	1.32	—	3.98	3.01	—

In 2006, VimpelCom’s capital expenditures totaled $1,512.1 million (excluding acquisitions) which is $123.2 million less than capital expenditures for 2005. In the fourth quarter of 2006 VimpelCom invested approximately $534.0 million for the purchase of long-lived assets and $449.0 million for the acquisition of ArmenTel in Armenia.

Consolidated figures represent the combined effect of the Company’s operations in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia.

RUSSIA

	Three months					Year
	4Q2006	4Q2005	Change, 4Q06/ 4Q05	3Q2006	Change, 4Q06/ 3Q06	2006	2005	Change, Y-on-Y
Net operating revenues*) (million US$)	1,280.8	859.2	49.1%	1,228.1	4.3%	4,400.3	3,032.9	45.1%
including interconnect revenue	167.8	19.1	778.5%	133.5	25.7%	411.9	39.9	932.3%
OIBDA (million US$)	645.1	404.1	59.6%	666.4	-3.2%	2,303.5	1,508.0	52.8%
OIBDA margin	50.3%	47.0%	—	54.2%	—	52.3%	49.7%	—
Gross margin (million US$)	1061.1	724.7	46.4%	1016.3	4.4%	3652.2	2550.4	43.2%
Gross margin percentage	82.8%	84.3%	—	82.7%	—	83.0%	84.1%	—
SG&A (million US$)	406.6	318.5	27.7%	346.2	17.4%	1330.8	1032.0	29.0%
SG&A percentage	31.7%	37.1%	—	28.2%	—	30.2%	34.0%	—
Net income (million US$)	222.2	153.2	45.0%	280.0	-20.6%	854.8	619.8	37.9%

*)	Excluding inter-company transactions.

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VimpelCom Announces Fourth Quarter And Annual 2006 Financial And Operating Results

ARPU (US$)	8.9	7.0	27.1%	8.6	3.5%	7.9	7.4	6.8%
ARPUACT (active subscribers), (US$)	10.9	8.4	29.8%	10.6	2.8%	9.6	8.5	12.9%
MOU (min.)	129.8	109.5	18.5%	123.2	5.4%	120.1	103.6	15.9%
MOUACT (active subscribers) (min)	157.9	131.4	20.2%	151.9	3.9%	145.9	120.4	21.2%
SAC (US$)	21.8	14.3	52.4%	18.3	19.1%	17.9	13.3	34.6%
Subscribers, EOP	48,141,200	43,096,700	11.7%	47,651,000	1.0%	48,141,300	43,096,700	11.7%
Active subscribers, EOP	39,782,700	35,936,400	10.7%	38,790,400	2.6%	39,782,700	35,936,400	10.7%
Subscriber market share, EOP	31.7%	34.3%	—	32.4%	—	31.7%	34.3%	—

In Russia, financial and operating results for the fourth quarter of 2006 confirmed the trends that emerged earlier in the year, namely, stabilizing prices and growth in MOU and ARPU. In fact, growth in MOU in the usually weak fourth quarter resulted in ARPU growth. This allowed the Company to increase its revenue in Russia on a quarter-to-quarter basis even with a substantially reduced subscriber growth rate.

Selling, general and administrative expenses (SG&A) as a percentage of net operating revenues decreased to 31.7% in the fourth quarter of 2006 from 37.1% recorded for the same quarter a year ago. An increase of SG&A in the fourth quarter of 2006 as compared with the third quarter of 2006 was connected to a number of seasonal and one-off factors, such as more intensive marketing activities during the New Year campaign and a 30% stock price appreciation during the fourth quarter of 2006 which led to additional accruals reflected in the fourth quarter in connection with the employee stock option plan.

Notwithstanding these factors, our OIBDA margin of 50.3% reported for the fourth quarter of 2006 was our best ever reported in Russia for the fourth quarter. For the full year 2006 we also reported the highest ever OIBDA margin of 52.3%.

Net income for the fourth quarter of 2006 grew by 45.0% as compared with the same quarter a year ago. The growth rate was less than that of OIBDA as we took a reserve based on the interim results of our litigation with the tax inspectorate. The litigation is connected with the tax audit for 2003-2004. While the litigation is continuing, we reserved $15.8 million for value added taxes as other losses and $26.7 million in income tax.

In 2006, VimpelCom’s capital expenditures in Russia totaled $1,049.5 million (excluding acquisitions) which is $449.3 million less than the same figure in 2005.

KAZAKHSTAN

	Three months					Year
	4Q2006	4Q2005	Change, 4Q06/ 4Q05	3Q2006	Change, 4Q06/ 3Q06	2006	2005	Change, Y-on-Y
Net operating revenues*) (million US$)	112.4	49.2	128.5%	103.5	8.6%	350.0	176.1	98.8%
including interconnect revenue	26.3	11.8	122.9%	24.0	9.6%	81.3	42.7	90.4%
OIBDA (million US$)	35.7	17.0	110.0%	49.0	-27.1%	140.6	64.7	117.3%
OIBDA margin	31.6%	34.2%	—	47.0%	—	40.0%	36.5%	—
Gross margin (million US$)	77.3	31.7	143.8%	71.9	7.5%	240.0	117.2	104.8%
Gross margin percentage	68.4%	63.8%	—	69.0%	—	68.2%	66.2%	—
SG&A (million US$)	40.2	14.8	171.6%	22.5	78.7%	96.5	51.3	88.1%
SG&A percentage	35.6%	29.7%	—	21.6%	—	27.4%	29.0%	—
Net income (million US$)	-4.4	2.5	—	-0.6	—	9.9	-0.6	—

ARPU (US$)	10.8	9.1	18.7%	11.3	-4.4%	10.1	10.5	-3.8%
ARPUACT (active subscribers), (US$)	13.8	10.3	34.0%	14.4	-4.2%	12.6	11.3	11.5%
MOU (min.)	60.8	43.4	40.1%	68.6	-11.4%	56.8	51.3	10.7%
MOUACT (active subscribers) (min)	78.0	49.2	58.5%	87.5	-10.9%	70.4	55.3	27.3%
SAC (US$)	8.8	11.4	-22.8%	8.5	3.5%	8.2	12.1	-32.2%
Subscribers, EOP	3,826,500	2,050,300	86.6%	3,230,400	18.5%	3,826,500	2,050,300	86.6%
Active subscribers, EOP	3,052,900	1,813,900	68.3%	2,596,300	17.6%	3,052,900	1,813,900	68.3%
Subscriber market share, EOP	49.5%	37.2%	—	46.9%	—	49.5%	37.2%	—

*)	Excluding inter-company transactions.

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VimpelCom Announces Fourth Quarter And Annual 2006 Financial And Operating Results

2006 was an exceptionally good year for the Company’s operations in Kazakhstan where we actively pursued our strategy of rapid expansion. According to an independent source, we took the lead in subscriber numbers with an estimated market share of 49.5%.

We essentially doubled our net operating revenues and more than doubled OIBDA in 2006. The 2006 OIBDA margin of 40.0% was also higher than in the previous year. Profitability in the fourth quarter of 2006 was adversely affected by seasonal effects (particularly by the decline in MOU) and increased sales, general and administrative expenses mostly related to the year-end marketing and advertising activities and further network and IT systems development.

UKRAINE

	Three months					Year
	4Q2006	4Q2005	Change, 4Q06/ 4Q05	3Q2006	Change, 4Q06/ 3Q06	2006	2005	Change, Y-on-Y
Net operating revenues*) (US$, million)	14.3	2.0	615.0%	11.5	24.3%	33.7	2.0	1585.0%
including interconnect revenue	4.5	0.6	650.0%	3.6	25.0%	10.6	0.6	1666.7%
OIBDA (million US$)	-10.5	-1.4	—	-6.1	—	-34.7	-1.4	—
Gross margin (million US$)	7.3	1.1	563.6%	7.3	0.0%	16.5	1.1	1400.0%
Gross margin percentage	49.3%	55.0%	—	58.9%	—	46.9%	55.0%	—
SG&A (million US$)	17.6	2.4	633.3%	13.5	30.4%	50.7	2.4	2012.5%
SG&A percentage	118.9%	120.0%	—	108.9%	—	144.0%	120.0%	—
Net income (million US$)	-21.5	-4.0	—	-13.0	—	-61.0	-4.0	—

ARPU (US$)	3.4	4.1	-17.1%	5.5	-38.2%	4.1	4.1	0.0%
ARPUACT (active subscribers), (US$)	4.2	4.3	-2.3%	6.7	-37.3%	5.0	4.3	16.3%
MOU (min.)	122.4	34.6	253.8%	139.0	-11.9%	121.8	34.6	252.0%
MOUACT (active subscribers) (min)	149.1	36.2	311.9%	168.4	-11.5%	149.7	36.2	313.5%
SAC (US$)	6.6	9.2	-28.3%	12.3	-46.3%	10.0	9.2	8.7%
Subscribers, EOP	1,876,100	256,800	630.6%	938,700	99.9%	1,876,100	256,800	630.6%
Active subscribers, EOP	1,523,700	249,200	511.4%	766,100	98.9%	1,523,700	249,200	511.4%
Subscriber market share, EOP	3.8%	0.9%	—	2.4%	—	3.8%	0.9%	—

*)	Excluding inter-company transactions.

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VimpelCom Announces Fourth Quarter And Annual 2006 Financial And Operating Results

In Ukraine, 2006 was the first year that we conducted our own operations, which started in mid-April with the launch of our Beeline brand. Although our business in Ukraine is still relatively small it has become a significant source of new subscribers. During the fourth quarter of 2006 we almost doubled our subscriber base and increased our net operating revenues by 24.3% compared with the third quarter of 2006. At the same time, seasonal effects and a disproportionate price-based response from the incumbents to new entrants resulted in a substantial deterioration of market conditions in Ukraine. Consequently, the Company recorded a decrease in MOU and ARPU and deterioration in its OIBDA and net income. The Company intends to meet the new challenges by focusing on building our subscriber base and growing market share.

We continue to litigate Telenor’s three claims challenging the URS acquisition. VimpelCom has prevailed in each court case to date. However, to date in two of the cases Telenor has requested that the Supreme Arbitration Court of Russia consider their appeals and a panel of three judges decided to transfer one of the cases to the Russian Supreme Arbitration Court. The panel cited its disagreement with certain conclusions reached by the lower courts. The panel’s view is not binding upon the Supreme Arbitration Court.

NEW OPERATIONS

	Three months			Year 2006
	4Q2006	3Q2006	Change, 4Q06/3Q06
Uzbekistan
Net operating revenues*) (million US$)	15.8	15.7	0.6%	55.4
OIBDA (million US$)	7.8	9.5	-17.9%	32.1
OIBDA margin	49.1%	60.5%	—	57.7%
Gross margin (million US$)	13.9	14.0	-0.7%	48.8
Gross margin percentage	87.1%	89.0%	—	87.7%
SG&A (million US$)	5.9	4.5	31.1%	16.5
SG&A percentage	37.3%	28.3%	—	29.6%
Net income (million US$)	0.4	3.2	-87.5%	8.2

ARPU (US$)	8.8	11.1	-20.7%	10.4
ARPUACT (active subscribers), (US$)	9.8	11.8	-16.9%	11.9
MOU (min.)	240.1	285.0	-15.8%	279.5
MOUACT (active subscribers) (min)	268.8	304.8	-11.8%	320.5
SAC (US$)	5.8	8.6	-33.0%	7.2
Subscribers, EOP	766,500	546,900	40.2%	766,500
Active subscribers, EOP	700,500	484,200	44.7%	700,500
Subscriber market share, EOP	28.2%	26.2%	—	28.2%

*)	Excluding inter-company transactions.

Business development in Uzbekistan is still at the initial phase with a penetration rate of approximately 10%. The fourth quarter of 2006 was the first full quarter of our operations after the launch of the Beeline brand in September 2006. Our focus in Uzbekistan is on subscriber growth where the Company achieved good results in the fourth quarter increasing our subscriber base by more than 40%. We continue working on upgrading our networks and services, strengthening the organization, transferring our knowledge and experience, as well as adapting our marketing strategy to the market specifics in Uzbekistan.

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VimpelCom Announces Fourth Quarter And Annual 2006 Financial And Operating Results

	Three months			Year 2006
	4Q2006	3Q2006	Change, 4Q06/3Q06
Tajikistan
Net operating revenues*) (million US$)	0.80	0.08	900.0%	1.18
including interconnect revenue	0.07	0.00	—	0.07
OIBDA (million US$)	-1.11	-0.98	—	-2.45
Gross margin (million US$)	0.37	-0.03	—	0.52
Gross margin percentage	45.1%	-37.5%	—	43.3%
SG&A (million US$)	1.48	0.95	55.8%	2.97
SG&A percentage	180.5%	1187.5%	—	247.5%
Net income (million US$)	-1.11	-0.78	—	-2.40

ARPU (US$)	7.8	1.9	310.5%	4.4
ARPUACT (active subscribers), (US$)	9.0	3.1	190.3%	6.8
MOU (min.)	160.8	40.6	296.1%	77.4
MOUACT (active subscribers) (min)	187.9	69.8	169.2%	121.1
SAC (US$)	2.5	18.2	-86.3%	3.3
Subscribers, EOP	73,400	14,500	406.2%	73,400
Active subscribers, EOP	72,000	6,900	943.5%	72,000
Subscriber market share, EOP	8.9%	4.0%	—	8.9%

*)	Excluding inter-company transactions.

As in Uzbekistan, business development in Tajikistan is also at the initial phase with a penetration rate of approximately 12%. The fourth quarter of 2006 was the first full quarter of our operations after the launch of the Beeline brand in September 2006. The Company experienced explosive growth in the fourth quarter increasing its subscriber base by triple-digit numbers and more than doubling its market share. MOU and ARPU also grew by triple-digit numbers. We continue working on developing further our initial success and strengthening our position in Tajikistan.

4Q 2006
Armenia
Net operating revenues (million US$)	27.37
including mobile revenues	10.45
including fixed revenues	16.92
OIBDA (million US$)	13.29
OIBDA margin	48.6%
Net income (million US$)	2.93
Mobile subscribers	452,000
ARPU mobile (US$)	15.7
Fixed subscribers	608,500
ARPU fixed (US$)	18.5
Mobile subscriber market share, EOP	38.2%

Total assets (million US$)	622.6

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VimpelCom Announces Fourth Quarter And Annual 2006 Financial And Operating Results

VimpelCom completed its acquisition of 90% of Armentel on November 16, 2006 and began to consolidate Armentel’s results in its financial reporting from that date. At the time of the acquisition, Armentel included a fixed-line business and the second largest mobile operator in Armenia. Going forward, we will work to enhance Armentel’s position in the mobile market and we will continue to operate the fixed-line network, exploring fixed-to-mobile convergence opportunities.

The Company’s management will discuss its fourth quarter and annual 2006 results during a conference call and slide presentation on April 12, 2007 at 6:30 pm Moscow time (10:30 am ET in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the slide presentation webcast will be available through April 19, 2007 and May 11, 2007, respectively. The slide presentation will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

The VimpelCom Group includes cellular companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan and Tajikistan, and recently acquired companies in Georgia and Armenia. The VimpelCom Group’s cellular license portfolio covers a territory with a population of about 240 million. This includes 77 regions of Russia (136.5 million people, representing 94% of the Russia’s population), and the entire territories of Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

Although the fourth quarter and annual 2006 U.S. GAAP financial statements were approved by the requisite majority of our board, the three directors on our board who were nominated by our shareholder Telenor East Invest AS and who are officers of Telenor or its affiliates voted against approval.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s strategic and development plans, including network development plans, and developments in the telecommunications markets in which the Company operates. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the telecommunications industries in Russia and the CIS, general political uncertainties in Russia and the CIS and general economic developments in Russia and the CIS, the Company’s ability to continue to grow its overall revenues and its subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian and CIS telecommunications industries will not have a material adverse effect on the VimpelCom Group. There can be no assurance that the Company will prevail in its litigation with Telenor challenging the URS acquisition or that an adverse decision by the Supreme Arbitration Court or any other court in the Company’s litigation with Telenor regarding the URS acquisition will not adversely impact the outcome to VimpelCom in the other pending lawsuits brought by Telenor against the Company challenging the URS acquisition. In addition, there can be no assurances that additional claims will not be made by Telenor or other third parties regarding the Company’s acquisition of URS or other matters. In the event a decision unfavorable to the Company becomes binding in any pending or future court cases, including a decision for monetary damages and/or to unwind the URS acquisition, it could have an adverse effect on the Company, its business, its expansion strategy and its financial results. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Marine Babayan	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

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-Definitions and tables are attached –

Attachment A: Definitions

Subscriber is an authorized user of cellular services, using one SIM card (GSM) with one or several selective numbers or one handset (DAMPS) with one selective number. The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards (GSM) or handsets (DAMPS).

Churn rate is defined as the total number of registered subscribers disconnected from our network within a given period of time expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for 2 months and prepaid subscribers are disconnected 6 months after their services have been blocked. We typically block a prepaid subscriber’s service in two cases: (1) their balance drops to $0 or below, and (2) an account shows no chargeable activity within 6 months. The Company retains the right to change its disconnect policy to reflect changes in business or regulatory environment.

Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.

Prepaid subscribers are those subscribers who pay for their services in advance.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation and amortization. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

OIBDA margin is OIBDA expressed as a percentage of total net operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

Gross margin is defined as total operating revenues less service costs and cost of handsets and accessories sold.

Gross margin percentage is gross margin expressed as a percentage of total operating revenues.

Each ADS represents 0.25 of one share of common stock. This ratio was established effective November 22, 2004. Previously each ADS represented 0.75 of one share of common stock.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated for each month in the relevant period by dividing the Company’s service revenue during that month, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the month. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

ARPUACT is ARPU calculated with regard to active subscribers.

MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

MOUACT is MOU calculated with regard to active subscribers.

SAC (Average Acquisition Cost Per User), a non-U.S. GAAP financial measure, is calculated as dealers’ commissions (for sales and bonus for exclusivity* ), advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added during the relevant period. Reconciliation of SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that SAC in growing markets provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that SAC assists management in quantifying the incremental costs to acquire a new subscriber. SAC should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP.

Market share of subscribers for each relevant area is calculated by dividing the estimated number of our subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan and Tajikistan, respectively, by the total estimated number of subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan and Tajikistan, respectively. Subscriber statistics for these countries are taken from reports published by consulting agencies specializing in the telecommunications industry in Russia and the CIS, reports of other mobile operators, or are estimated by the Company.

*)

Dealers’ bonus for exclusivity which we previously counted as a part of general and administrative expenses is now included in the dealers’ commission expense. Historical numbers including SAC were recalculated accordingly.

Attachment B: VimpelCom financial statements

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Statements of Operations

	Three months ended December 31,				Years ended December 31,
	2006		2005		2006		2005
	Unaudited
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	US$	1,447,054	US$	900,916	US$	4,847,661	US$	3,175,221
Sales of handsets and accessories		4,252		7,507		19,265		30,478
Other revenues		657		1,998		2,931		5,419
Total operating revenues		1,451,963		910,421		4,869,857		3,211,118

Revenue based taxes		(551)		—		(1,879)		—
Net operating revenues		1,451,412		910,421		4,867,978		3,211,118

Operating expenses:
Service costs		267,736		145,764		872,388		514,124
Cost of handsets and accessories		4,223		7,214		18,344		28,294
Selling, general and administrative expenses		478,423		335,666		1,503,615		1,085,807
Depreciation and amortization		315,181		182,465		1,054,464		593,278
Provision for doubtful accounts		11,205		2,085		21,848		11,583
Total operating expenses		1,076,768		673,194		3,470,659		2,233,086
Operating income		374,644		237,227		1,397,319		978,032

Other income and expenses:
Interest income		4,436		4,152		15,471		8,658
Other income		5,250		6,248		9,768		18,647
Interest expense		(46,602)		(40,035)		(186,404)		(147,448)
Other expense		(27,817)		(6,125)		(48,612)		(24,500)
Net foreign exchange gain		10,667		7,211		24,596		7,041
Total other income and expenses		(54,066)		(28,549)		(185,181)		(137,602)

Income before income taxes, minority interest and cumulative effect of change in accounting principle		320,578		208,678		1,212,138		840,430

Provision for income taxes		127,831		54,324		390,663		221,901
Minority interest in net earnings (losses) of subsidiaries		(5,203)		2,606		8,104		3,398

Income before cumulative effect of change in accounting principle	US$	197,950	US$	151,748	US$	813,371	US$	615,131

Cumulative effect of changes in accounting principles		—		—		(1,882)		—

Net income	US$	197,950	US$	151,748	US$	811,489	US$	615,131

Net income per common share	US$	3.89	US$	2.97	US$	15.94	US$	12.05

Net income per ADS equivalent	US$	0.97	US$	0.74	US$	3.98	US$	3.01

Weighted average common shares outstanding (thousands)		50,859		51,023		50,911		51,066

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Balance Sheets

	December 31, 2006		December 31, 2005
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	US$	344,494	US$	363,646
Accounts receivable		311,991		144,197
Other current assets		468,071		453,582

Total current assets		1,124,556		961,425

Non-current assets
Property and equipment, net		4,615,675		3,211,112
Telecommunication licenses and allocation of frequencies, net		924,809		826,948
Goodwill		775,223		477,495
Other intangible assets, net		257,917		196,356
Other assets		738,366		633,700

Total non-current assets		7,311,990		5,345,611

Total assets	US$	8,436,546	US$	6,307,036

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	US$	671,532	US$	544,961
Due to related parties		421		709
Customer advances and deposits		314,375		309,647
Bank loans, current portion		358,211		278,537
Rouble denominated bonds		—		104,230
Accrued liabilities		267,437		181,268

Total current liabilities		1,611,976		1,419,352

Deferred income taxes		528,025		371,008
Bank loans, less current portion		1,980,726		1,540,043
Accrued liabilities, less current portion		115,050		47,458

Minority interest		257,859		188,626

Shareholders’ equity		3,942,910		2,740,549

Total liabilities and shareholders’ equity	US$	8,436,546	US$	6,307,036

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Statements of Cash Flow

	Years ended December 31,
	2006		2005
	(In thousands of US dollars)
Net cash provided by operating activities	US$	1,971,268	US$	1,292,918

Purchase of property and equipment		(1,265,549)		(1,178,470)
Purchase of intangible assets		(31,408)		(16,453)
Proceeds from sale of property and equipment		—		52,578
Acquisition of subsidiaries, net of cash		(679,765)		(308,065)
Sale of shares in subsidiaries		—		179,968
Purchase of other assets		(310,269)		(320,423)

Net cash used in investing activities		(2,286,991)		(1,590,865)

Proceeds from bank and other loans		925,183		864,418
Proceeds from sale of treasury stock		12,855		5,291
Repayments of bank and other loans		(374,789)		(374,682)
Repayment of rouble denominated bonds		(110,783)		—
Payments of fees in respect of debt issue		(48,175)		(19,669)
Repayment of equipment financing obligations		(72,874)		(92,077)
Purchase of treasury stocks		(38,535)		(18,374)

Net cash provided by financing activities		292,882		364,907

Effect of exchange rate changes on cash and cash equivalents		3,689		(9,171)

Net increase (decrease) in cash and cash equivalents		(19,152)		57,789

Cash and cash equivalents at beginning of year		363,646		305,857

Cash and cash equivalents at end of year	US$	344,494	US$	363,646

Supplemental cash flow information
Cash paid during the period:
Income tax	US$	354,566	US$	198,610
Interest		188,991		140,809
Non-cash activities:
Equipment acquired under financing agreements		23,458		12,628
Accounts payable for equipment and license		249,020		367,380
Accrued debt and equity offering costs		—		5,195
Offset of 2009 Tendered Notes		232,766		—
Deferred part of Ericsson non-cash discount in Ukraine		14,542		—
Acquisitions:
Fair value of assets acquired		671,997		273,147
Difference between the amount paid and the fair value of net assets acquired		268,315		112,281
Cash paid for the acquisition of subsidiaries		(735,500)		(310,006)

Liabilities assumed	US$	204,812	US$	75,442

Attachment C. Reconciliation tables

(Unaudited)

Reconciliation of OIBDA

(In thousands of US dollars)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sept 30, 2006	Dec 31, 2006	Dec 31, 2005
OIBDA	689,825	419,692	717,796	2,451,783	1,571,310

Depreciation	(265,086)	(143,425)	(243,593)	(874,618)	(451,152)
Amortization	(50,095)	(39,040)	(45,648)	(179,846)	(142,126)

Operating income	374,644	237,227	428,555	1,397,319	978,032

Reconciliation of OIBDA Margin

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sept 30, 2006	Dec 31, 2006	Dec 31, 2005
OIBDA margin	47.5%	46.1%	52.8%	50.4%	48.9%

Less: Depreciation as a percentage of net operating revenue	(18.3)%	(15.7)%	(17.9)%	(18.0)%	(14.0)%
Less: Amortization as a percentage of net operating revenue	(3.4)%	(4.3)%	(3.4)%	(3.7)%	(4.4)%

Operating income as a percentage of net operating revenue	25.8%	26.1%	31.5%	28.7%	30.5%

Reconciliation of SAC (In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sept 30, 2006	Dec 31, 2006	Dec 31, 2005
Selling, general and administrative expenses	478,423	335,666	387,236	1,503,615	1,085,807

Less: General and administrative expenses	354,498	213,558	276,489	1,077,660	698,707
Sales and marketing expenses, including	123,925	122,108	110,747	425,955	387,100
advertising & marketing expenses	70,614	48,042	54,239	219,833	135,248
dealers’ commission expense	53,311	74,066	56,508	206,122	251,852
New gross subscribers,’000	7,125	8,659	6,614	26,465	29,246

Subscriber Acquisition Cost (SAC) (US$)	17.4	14.1	16.7	16.1	13.2

Reconciliation of ARPU

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sept 30, 2006	Dec 31, 2006	Dec 31, 2005
Service revenue and connection fees	1,430,132	900,916	1,354,305	4,830,739	3,175,221

Less: Connection fees	313	259	413	1,752	876
Less: Revenue from rent of fiber-optic channels	433	309	760	1,846	1,370
Service revenue used to calculate ARPU	1,429,386	900,348	1,353,132	4,827,141	3,172,975
Average number of subscribers,’000	53,492	42,426	51,626	50,326	35,393

Average revenue per subscriber per month (US$)	8.9	7.1	8.7	8.0	7.5

RUSSIA Reconciliation of OIBDA in Russia (In thousands of US dollars)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sep 30, 2006	Dec 31, 2006	Dec 31, 2005
OIBDA	645,144	404,113	666,354	2,303,539	1,508,045

Depreciation	(229,544)	(135,740)	(221,973)	(796,137)	(430,511)
Amortization	(27,091)	(27,998)	(26,429)	(104,155)	(104,861)

Operating income	388,509	240,375	417,952	1,403,247	972,673

Reconciliation of OIBDA Margin in Russia

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sep 30, 2006	Dec 31, 2006	Dec 31, 2005
OIBDA margin	50.3%	47.0%	54.2%	52.3%	49.7%

Less: Depreciation as a percentage of net operating revenue	(17.9)%	(15.7)%	(18.0)%	(18.0)%	(14.1)%
Less: Amortization as a percentage of net operating revenue	(2.1)%	(3.3)%	(2.2)%	(2.4)%	(3.5)%

Operating income as a percentage of net operating revenue	30.3%	28.0%	34.0%	31.9%	32.1%

Reconciliation of SAC in Russia

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sep 30, 2006	Dec 31, 2006	Dec 31, 2005
Selling, general and administrative expenses	406,642	318,457	346,157	1,330,806	1,032,040

Less: General and administrative expenses	298,222	203,038	247,190	949,326	664,799
Sales and marketing expenses, including	108,420	115,419	98,967	381,480	367,241
advertising & marketing expenses	59,892	45,291	46,487	190,791	127,292
dealers’ commission expense	48,528	70,128	52,480	190,689	239,949
New gross subscribers,’000	4,971	8,064	5,404	21,303	27,591

Subscriber Acquisition Cost (SAC) (US$)	21.8	14.3	18.3	17.9	13.3

Reconciliation of ARPU in Russia (In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sep 30, 2006	Dec 31, 2006	Dec 31, 2005
Service revenue and connection fees	1,276,276	849,775	1,223,681	4,379,534	2,997,388

Less: Connection fees	308	259	410	1,744	876
Less: Revenue from rent of fiber-optic channels	433	309	760	1,846	1,370
Service revenue used to calculate ARPU	1,275,535	849,207	1,222,511	4,375,944	2,995,142
Average number of subscribers,’000	47,541	40,484	47,306	46,142	33,958

Average revenue per subscriber per month (US$)	8.9	7.0	8.6	7.9	7.4

Average number of active subscribers,’000	39,102	33,754	38,365	37,996	29,207

Average revenue per active subscriber per month (US$)	10.9	8.4	10.6	9.6	8.5

KAZAKHSTAN Reconciliation of OIBDA in Kazakhstan (In thousands of US dollars)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sep 30, 2006	Dec 31, 2006	Dec 31, 2005
OIBDA	35,744	16,979	49,023	140,580	64,665

Depreciation	(21,142)	(7,655)	(17,981)	(56,158)	(20,611)
Amortization	(9,134)	(8,245)	(9,550)	(36,792)	(34,468)

Operating income	5,468	1,079	21,492	47,630	9,586

Reconciliation of OIBDA Margin in Kazakhstan

(In thousands of US dollars)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sep 30, 2006	Dec 31, 2006	Dec 31, 2005
OIBDA margin	31.6%	34.2%	47.0%	40.0%	36.5%

Less: Depreciation as a percentage of net operating revenue	(18.7)%	(15.4)%	(17.2)%	(16.0)%	(11.6)%
Less: Amortization as a percentage of net operating revenue	(8.1)%	(16.6)%	(9.2)%	(10.5)%	(19.5)%

Operating income as a percentage of net operating revenue	4.8%	2.2%	20.6%	13.5%	5.4%

Reconciliation of SAC in Kazakhstan (In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sep 30, 2006	Dec 31, 2006	Dec 31, 2005
Selling, general and administrative expenses	40,200	14,764	22,508	96,451	51,322

Less: General and administrative expenses	33,080	8,435	16,521	74,054	31,822
Sales and marketing expenses, including	7,120	6,329	5,987	22,397	19,500
advertising & marketing expenses	4,419	2,420	3,329	11,791	7,626
dealers’ commission expense	2,701	3,909	2,658	10,606	11,874
New gross subscribers,’000	809	556	704	2,724	1,616

Subscriber Acquisition Cost (SAC) (US$)	8.8	11.4	8.5	8.2	12.1

Reconciliation of ARPU in Kazakhstan In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sep 30, 2006	Dec 31, 2006	Dec 31, 2005
Service revenue and connection fees	112,963	49,668	104,208	351,854	176,924

Less: Connection fees	0	0	0	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0	0	0
Service revenue used to calculate ARPU	112,963	49,668	104,208	351,854	176,924
Average number of subscribers,’000	3,498	1,818	3,077	2,893	1,404

Average revenue per subscriber per month (US$)	10.8	9.1	11.3	10.1	10.5

Average number of active subscribers,’000	2,728	1,604	2,412	2,332	1,303

Average revenue per active subscriber per month (US$)	13.8	10.3	14.4	12.6	11.3

UKRAINE

Reconciliation of OIBDA in Ukraine

(In thousands of US dollars)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sep 30, 2006	Dec 31, 2006	Dec 31, 2005
OIBDA	(10,546)	(1,400)	(6,072)	(34,690)	(1,400)

Depreciation	(4,325)	(30)	(1,218)	(6,478)	(30)
Amortization	(5,722)	(2,797)	(5,232)	(20,555)	(2,797)

Operating income	(20,593)	(4,227)	(12,522)	(61,723)	(4,227)

Reconciliation of SAC in Ukraine (In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sep 30, 2006	Dec 31, 2006	Dec 31, 2005
Selling, general and administrative expenses	17,624	2,445	13,466	50,703	2,445

Less: General and administrative expenses	11,346	2,086	8,841	33,235	2,086
Sales and marketing expenses, including	6,278	359	4,625	17,468	359
advertising & marketing expenses	5,144	330	3,861	14,949	330
dealers’ commission expense	1,134	29	764	2,519	29
New gross subscribers,’000	948	39	375	1,752	39

Subscriber Acquisition Cost (SAC) (US$)	6.6	9.2	12.3	10.0	9.2

Reconciliation of ARPU in Ukraine (In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sep 30, 2006	Dec 31, 2006	Dec 31, 2005
Service revenue and connection fees	14,652	1,952	12,320	35,024	1,952

Less: Connection fees	5	0	3	8	0
Less: Revenue from rent of fiber-optic channels	0	0	0	0	0
Service revenue used to calculate ARPU	14,647	1,952	12,317	35,016	1,952
Average number of subscribers,’000	1,425	239	741	714	239

Average revenue per subscriber per month (US$)	3.4	4.1	5.5	4.1	4.1

Average number of active subscribers,’000	1,170	228	611	582	228

Average revenue per active subscriber per month (US$)	4.2	4.3	6.7	5.0	4.3

UZBEKISTAN

Reconciliation of OIBDA in Uzbekistan

(In thousands of US dollars)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sep 30, 2006	Dec 31, 2006	Dec 31, 2005
OIBDA	7,815	na	9,532	32,079	na

Depreciation	(2,720)	na	(2,380)	(8,376)	na
Amortization	(3,378)	na	(3,268)	(11,843)	na

Operating income	1,717	na	3,884	11,860	na

Reconciliation of OIBDA Margin in Uzbekistan

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sep 30, 2006	Dec 31, 2006	Dec 31, 2005
OIBDA margin	49.1%	na	60.5%	57.7%	na

Less: Depreciation as a percentage of net operating revenue	(17.1)%	na	(15.1)%	(15.1)%	na
Less: Amortization as a percentage of net operating revenue	(21.2)%	na	(20.7)%	(21.3)%	na

Operating income as a percentage of net operating revenue	10.8%	na	24.7%	21.3%	na

Reconciliation of SAC in Uzbekistan (In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sep 30, 2006	Dec 31, 2006	Dec 31, 2005
Selling, general and administrative expenses	5,933	na	4,462	16,451	na

Less: General and administrative expenses	4,287	na	3,355	12,369	na
Sales and marketing expenses, including	1,646	na	1,107	4,081	na
advertising & marketing expenses	767	na	500	1,843	na
dealers’ commission expense	879	na	607	2,238	na
New gross subscribers,’000	284	na	128	569	na

Subscriber Acquisition Cost (SAC) (US$)	5.8	na	8.6	7.2	na

Reconciliation of ARPU in Uzbekistan

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sep 30, 2006	Dec 31, 2006	Dec 31, 2005
Service revenue and connection fees	16,446	na	16,279	57,439	na

Less: Connection fees	0	na	0	0	na
Less: Revenue from rent of fiber-optic channels	0	na	0	0	na
Service revenue used to calculate ARPU	16,446	na	16,279	57,439	na
Average number of subscribers,’000	625	na	490	461	na

Average revenue per subscriber per month (US$)	8.8	na	11.1	10.4	na

Average number of active subscribers,’000	558	na	458	402	na

Average revenue per active subscriber per month (US$)	9.8	na	11.8	11.9	na

TAJIKISTAN Reconciliation of OIBDA in Tajikistan (In thousands of US dollars)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sept 30, 2006	Dec 31, 2006	Dec 31, 2005
OIBDA	(1,112)	na	(980)	(2,447)	na

Depreciation	(204)	na	(41)	(318)	na
Amortization	(69)	na	(50)	(680)	na

Operating income	(1,385)	na	(1,071)	(3,445)	na

Reconciliation of SAC in Tajikistan (In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sept 30, 2006	Dec 31, 2006	Dec 31, 2005
Selling, general and administrative expenses	1,485	na	947	2,968	na

Less: General and administrative expenses	1,325	na	885	2,741	na
Sales and marketing expenses, including	160	na	62	227	na
advertising & marketing expenses	91	na	62	158	na
dealers’ commission expense	69	na	0	69	na
New gross subscribers,’000	65	na	3.4	69	na

Subscriber Acquisition Cost (SAC) (US$)	2.5	na	18.2	3.3	na

Reconciliation of ARPU in Tajikistan

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sept 30, 2006	Dec 31, 2006	Dec 31, 2005
Service revenue and connection fees	840	na	74	1,218	na

Less: Connection fees	0	na	0	0	na
Less: Revenue from rent of fiber-optic channels	0	na	0	0	na
Service revenue used to calculate ARPU	840	na	74	1,218	na
Average number of subscribers,’000	36	na	13	23	na

Average revenue per subscriber per month (US$)	7.8	na	1.9	4.4	na

Average number of active subscribers,’000	31	na	8	15	na

Average revenue per active subscriber per month (US$)	9.0	na	3.1	6.8	na

ARMENIA Reconciliation of OIBDA in Armenia (In thousands of US dollars)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sept 30, 2006	Dec 31, 2006	Dec 31, 2005
OIBDA	13,290	na	na	13,290	na

Depreciation	(7,148)	na	na	(7,148)	na
Amortization	(3,928)	na	na	(3,928)	na

Operating income	2,214	na	na	2,214	na

Reconciliation of OIBDA Margin in Armenia

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sept 30, 2006	Dec 31, 2006	Dec 31, 2005
OIBDA margin	48.6%	na	na	48.6%	na

Less: Depreciation as a percentage of net operating revenue	(26.1)%	na	na	(26.1)%	na
Less: Amortization as a percentage of net operating revenue	(14.4)%	na	na	(14.4)%	na

Operating income as a percentage of net operating revenue	8.1%	na	na	8.1%	na

Reconciliation of mobile ARPU in Armenia

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sept 30, 2006	Dec 31, 2006	Dec 31, 2005
Service revenue and connection fees	10,451	na	na	10,451	na

Less: Connection fees	0	na	na	0	na
Less: Revenue from rent of fiber-optic channels	0	na	na	0	na
Service revenue used to calculate ARPU	10,451	na	na	10,451	na
Average number of subscribers,’000	445	na	na	445	na

Average revenue per subscriber per month (US$)	15.7	na	na	15.7	na

Average number of active subscribers,’000	447	na	na	447	na

Average revenue per active subscriber per month (US$)	15.6	na	na	15.7	na

Reconciliation of fixed ARPU in Armenia (In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Sept 30, 2006	Dec 31, 2006	Dec 31, 2005
Service revenue and connection fees	16,922	na	na	16,922	na

Less: Connection fees	0	na	na	0	na
Service revenue used to calculate ARPU	16,922	na	na	16,922	na
Average number of subscribers,’000	609	na	na	609	na

Average revenue per subscriber per month (US$)	18.5	na	na	18.5	na

VimpelCom Presentation of 4Q and Annual 2006 Financial and Operating Results April 12, 2007

Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the Company’s strategy and development plans, such as growth in terms of subscribers, ARPU and revenues as well as acquisitions and expansion into new business areas. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of risks and uncertainties relating to developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and the CIS, general economic developments in Russia and the CIS, and/or litigation with third parties or our shareholders (including Telenor).  The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business (including approval of funding, specific transactions and payment of dividends), and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31,
2005 and other public filings made by the Company with the United States Securities and Exchange
Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-
looking statements contained in this release, or to make corrections to reflect future events or developments.

Welcome Remarks Alexander Izosimov, Chief Executive Officer

Quarterly Financial Dynamics
Net Revenues, $ mln Net Income, $ mln
OIBDA, $ mln OIBDA Margin, $ mln
+59.4%
890.3
910.4
936.2
1,121.5
1,358.9
1,451.4
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06
+30.5%
198.0
268.4
194.9
150.2
151.7
194.9
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06
+64.4%
689.8
717.8
561.6
482.6
419.7
450.0
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06
50.5%
46.1%
51.6%
50.1%
52.8%
47.5%
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06

2006 Financial Highlights
Net Revenues, $ mln Net Income, $ mln
OIBDA, $ mln
OIBDA Margin, $ mln
+51.6%
1,329.7
2,113.0
3,211.1
4,868.0
2003 2004 2005 2006
+31.9%
228.8
350.4
615.1
811.5
2003 2004 2005 2006
+56.0%
613.2
1026.7
1571.3
2451.8
2003 2004 2005 2006
50.4%
48.9%
48.6%
46.1%
2003 2004 2005 2006

Net Operating Cash Flow vs CAPEX
* Net operating cash flow as % of Capex
70.3%*
79.1%*
130.4%*
64.7%*
1,292.9
803.9
511.9
1,971.3
1,635.3
1,242.0
728.0
1,512.1
2003 2004 2005 2006
Net Operating Cash Flow, $ mln Capex, $ mln

Strong Balance Sheet
Source: VimpelCom
*LTM OIBDA constitutes the sum of the lines: LTM Operating income and LTM
Depreciation and amortization
LTM stands for “last twelve months” to reporting date
* * Includes Impairment of long-lived assets
* * * In cases when OIBDA is part of financial ratios it is deemed to be calculated in accordance with the reconciliation tables herein
Assets and Liabilities, $ mln
($ mln) 12/31/06 12/31/05 12/31/04
Cash and Cash Equivalents 344 364 306
Total Assets 8,437 6,307 4,780
Total Debt 2,489 1,998 1,581
  -Short-term 424 421 190
  -Long-term 2,065 1,577 1,391
Shareholders' Equity 3,943 2,741 2,157
LTM  OIBDA* 2,452 1,571 1,027
- LTM Depreciation and
amortization** 1,055 593 353
- LTM Operating Income 1,397 978 674
LTM Interest 186 147 86
Debt/Equity 0.6 0.7 0.7
Debt/OIBDA*** 1.0 1.3 1.5
OIBDA/Interest 13.2 10.7 12
Debt/Assets 0.3 0.3 0.3
2,489
1,581
1,998
4,780
6,307
8,437
2004 2005 2006
Total Debt
Total Assets

# Russia and CIS License Footprint

Ukraine
Population: 47.6 mln.
Acquired: Nov. 2005
Penetration 104%
GDP* 7,600
Belarus
Population: 10.3 mln.
Penetration 60%
GDP* 7,800
Russia
Population: 145.2 mln.
Penetration 105%
GDP* 12,100
Moldova
Population: 4.5 mln.
Penetration 26%
GDP* 2,000
Georgia
Population: 4.7 mln.
Acquired: Jul. 2006
Penetration 44%
GDP* 3,800
Russia
Armenia
Population: 3.0 mln.
Acquired: Nov. 2006
Penetration 33%
GDP* 5,400
Azerbaijan
Population: 8.0 mln.
Penetration 40%
GDP* 7,300
Kazakhstan
Population: 15.0 mln.
Acquired: Sept. 2004
Penetration 52%
GDP* 9,100
Turkmenistan
Population: 5.0 mln.
Penetration 4%
GDP* 8,900
Kyrgyzstan
Population: 5.2 mln.
Penetration 19%
GDP* 2,000
Uzbekistan
Population: 26.0 mln.
Acquired: Jan. 2006
Penetration 11%
GDP* 2,000
Tajikistan
Population: 6.8 mln.
Acquired: Dec. 2005
Penetration 17%
GDP* 1,300
In commercial operation
Unlicensed territories
Other licensed regions

*GDP (PPP) $ per capita
Source: CIA World Factbook

8

Sources of Growth
4,868
3,211
290
1,367
2005 Russia CIS 2006
2,452
1,571
85
796
2005 Russia CIS 2006
Net Revenue Growth, 2005 to 2006, $ mln OIBDA Growth, 2005 to 2006, $ mln
Subscribers Growth, 2005 to 2006,  ‘000
45,430
55,136
5,045
4,661
2005 Russia CIS 2006

Operating Highlights: Russia
MOU (min) ARPU(US$)
Subscriber Base, mln Subscriber Market Share
34%
34% 34%
34%
33%
19%
19%
18%
18%
19%
12%
12%
13%
14%
34%
34%
35% 35% 35%
32% 32%
19%
15%
14%
3Q05 4Q05 1Q06 2Q06 3Q06 4Q06
MTS VimpelCom MegaFon Others
9.0
8.4
7.8
9.0
7.7
7.0
6.6
7.4
10.9 10.6
8.9
8.6
3Q05 4Q05 1Q06 2Q06 3Q06 4Q06
ARPU active base ARPU
129.9
131.4
132.0
140.7
151.9
157.9
111.6
109.5
110.6
115.9
123.2
129.8
3Q05 4Q05 1Q06 2Q06 3Q06 4Q06
MOU active base MOU
46.9
47.7
48.1
43.1 44.8
38.4
32.2
35.9
37.4
6.2
7.2
7.4
8.7
8.3
38.2
39.8
38.8
8.9
3Q05 4Q05 1Q06 2Q06 3Q06 4Q06
Active Inactive

Financial Highlights: Russia 4Q 2006
Net Revenues, $ mln OIBDA, $ mln
230.8
622.6
146.4
297.4
225.7
380.0
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06
CAPEX, $ mln
23.9%
32.5%
36.1%
41.6%
49.4%
47.5%
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06
CAPEX / Revenue, LTM
+59.6%
645.1
666.4
529.7
462.3
404.1
431.4
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06
+49.1%
842.2
859.2
871.0
1,020.5
1,228.1
1,280.8
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06

3.8
3.2
2.9
2.5
2.1
1.7
2.1
2.2
3.1
0.7
1.8
1.6
2.6
0.6
0.4
0.7
0.24
0.04
3Q05 4Q05 1Q06 2Q06 3Q06 4Q06
Active Inactive
Operating Highlights: Kazakhstan
ARPU (US$) MOU (min)
Subscriber Base, mln
Subscriber Market Share
62%
60%
55%
52%
36%
37%
41%
44%
2%
3%
4% 4%
5%
46%
49% 49%
47%
4%
3Q05 4Q05 1Q06 2Q06 3Q06 4Q06
K'Cell VIP Others
10.8
10.3
8.8
12.6
13.8
10.5
9.1
7.8
10.0
11.3
10.8
14.4
3Q05 4Q05 1Q06 2Q06 3Q06 4Q06
ARPU active base ARPU
55.1
49.2
44.8
66.3
78.0
53.5
43.4
40.0
52.4
60.8
87.5
68.6
3Q05 4Q05 1Q06 2Q06 3Q06 4Q06
MOU active base MOU

Financial Highlights: Kazakhstan
+110.0%
18.5
17.0
21.9
33.9
49.0
35.7
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06
Net Revenues, $ mln OIBDA, $ mln
CAPEX, $ mln CAPEX / Revenue, LTM
+128.5%
112.4
103.5
80.1
54.0
49.2
48.1
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06
48.8
54.6
36.5
35.7
57.2
30.9
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06
67.0%
77.5%
80.9%
69.3%
64.2%
50.2%
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06

Operating and Financial Highlights:
Ukraine
Subscriber Base, mln
ARPU (US$) MOU (min)
Net Revenue, $ mln
4.3
3.4
5.9
6.7
4.2
4.1
2.6
4.7
5.5
3.4
4Q05 1Q06 2Q06 3Q06 4Q06
ARPU active base ARPU
36.2
60.8
172.4
168.4
149.1
34.6
47.3
137.2
139.0
122.4
4Q05 1Q06 2Q06 3Q06 4Q06
MOU active base MOU
+615.0%
2.0
2.1
5.8
11.5
14.3
4Q05 1Q06 2Q06 3Q06 4Q06
1.88
0.26
0.14
0.47
0.77
0.14
0.10
0.17
0.26
0.28
1.52
0.36
0.57
0.94
4Q05 1Q06 2Q06 3Q06 4Q06
Active Inactive

0.77
0.37
0.43
0.48
0.70
0.05
0.02
0.07
0.07
0.42
0.45
0.55
1Q06 2Q06 3Q06 4Q06
Active Inactive
Operating and Financial Highlights:
Uzbekistan
16.6
12.7
11.8
9.8
11.2
11.3
11.1
8.8
1Q06 2Q06 3Q06 4Q06
ARPU active base ARPU
453.5
349.3
304.8
268.8
307.3
311.5
285.0
240.1
1Q06 2Q06 3Q06 4Q06
MOU active base MOU
Subscriber Base, mln Net Revenue, $ mln
ARPU (US$) MOU (min)
8.9
15.0
15.7
15.8
1Q06 2Q06 3Q06 4Q06

0.07
0.03
0.01 0.01 0.01
0.02
0.07
0.03
0.03
0.01
0.01
4Q05 1Q06 2Q06 3Q06 4Q06
Active Inactive
Operating and Financial Highlights:
Tajikistan
Subscriber Base, mln Net Revenue, $ mln
ARPU (US$) MOU (min)
5.1
4.0
3.1
9.0
2.3
2.2
1.9
7.8
1Q06 2Q06 3Q06 4Q06
ARPU active base ARPU
0.18
0.12
0.08
0.80
1Q06 2Q06 3Q06 4Q06
39.2
47.6
26.1
40.6
69.8
187.9
17.0
160.8
1Q06 2Q06 3Q06 4Q06
MOU active base MOU

Operating and Financial Highlights:
Armenia
Note:  Data for 4Q represent data for 1.5 months since the date of VimpelCom’s acquisition
4Q 2006
Net operating revenues (million US$) 27.37
    including mobile revenues 10.45
    including fixed revenues
16.92
OIBDA (million US$)
13.29
OIBDA margin
48.6%
Net income (million US$)
2.93
Mobile subscribers
452,000
ARPU mobile (US$) 15.7
Mobile subscriber market share, EOP 38.2%
Fixed subscribers
608,500
ARPU fixed (US$)
18.5
Total assets (million US$)
622.6

Strategy Going Forward
• Grow ARPUs and customer loyalty
through pricing excellence and new
VAS
• Strengthen corporate segment
• Develop strong, situation-specific
value propositions in local markets
• Explore consolidation opportunities
• Focus on subscriber growth
• Leverage unified business platform
developed in Russia
• Pursue acquisitions in remaining markets
• Opportunistically explore deals outside
of the CIS
• Develop business in backbone wholesale
and residential broadband
• Build new digital service businesses,
including media, mobile TV, payment
services, etc.
• Explore new technologies and business
platforms
Drive operations and investment efficiency
• Re-balance focus from speed to efficiency and enhance cost transparency as markets mature
• Avoid head-count growth in mature operations
• Drive procurement excellence
• Optimize capex decisions at a granular level and continuously improve marketing spend efficiency
Build and sustain strong management capabilities
• Offer an open and transparent, meritocracy-based environment
• Use a global approach to hiring
• Develop best-in-class individual development and coaching mechanisms
• Ensure competitive, performance-based compensation packages
Extract maximum value in the
Russian business
Grow the business in the CIS
Capture attractive opportunities to
expand into new business areas

Summary
• Continued strong financial performance.
• ARPU turnaround in Russia and expansion into the
CIS position the Company well for future growth.
• Strong cash generation allows the Company to pay
dividends.
• Broadened strategy outlines our path going forward.

Questions and Answers
If you would like to ask a question, please press the star key followed by the digit one on your touch-tone telephone.
Due to time constraints, we ask that you limit yourselves to one question and one follow-up question.
If you are using a speakerphone, please make sure your mute button is turned off to allow your signal to reach the equipment.
----------
Thank you for your interest in VimpelCom
For more information visit www.vimpelcom.com or contact
Investor_Relations@vimpelcom.com

Reconciliation Tables of non-U.S. GAAP Measures to Their Most Directly Comparable U.S. GAAP Financial Measures

Reconciliation of OIBDA and OIBDA Margin
(Unaudited)
($'000)
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
Dec 31,
2005
Sept 30,
2005
Dec 31,
2006
Dec 31,
2005
Dec 31,
2004
Dec 31,
2003
OIBDA 689,825 717,796 561,555 482,607 419,692 449,957 2,451,783 1,571,310 1,026,721 613,230
  Impairment loss 0 0 0 0 0 0 0 0 (7,354) 0
  Depreciation (265,086) (243,593) (194,845) (171,094) (143,425) (118,000) (874,618) (451,152) (281,129) (162,769)
  Amortization (50,095) (45,648) (43,148) (40,955) (39,040) (34,518) (179,846) (142,126) (64,072) (34,064)
Operating Income 374,644 428,555 323,562 270,558 237,227 297,439 1,397,319 978,032 674,166 416,397
OIBDA margin 47.5% 52.8% 50.1% 51.6% 46.1% 50.5% 50.4% 48.9% 48.6% 46.1%
Less: Impairment loss
0 0 0 0 0 0 0 0
(0.3%)
0
Less: Depreciation as % of
net operating revenues (18.3%) (17.9%) (17.4%) (18.3%) (15.7%) (13.3%) (18.0%) (14.0%) (13.4%) (12.2%)
Less: Amortization as %
of net operating revenues (3.4%) (3.4%) (3.9%) (4.4%) (4.3%) (3.9%) (3.7%) (4.4%) (3.0%) (2.6%)
Operating Income 25.8% 31.5% 28.8% 28.9% 26.1% 33.3% 28.7% 30.5% 31.9% 31.3%
Reconciliation of OIBDA margin to operating income as percentage of net operating revenue
Three months ended Year  Ended
Reconciliation of OIBDA to operating income

Reconciliation of OIBDA and OIBDA Margin
in Russia (Unaudited)
($'000)
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
Dec 31,
2005
Sept 30,
2005
OIBDA 645,144 666,354 529,704 462,337 404,113 431,423
Depreciation (229,544) (221,973) (182,684) (161,936) (135,740) (112,964)
Amortization (27,091) (26,429) (25,657) (24,977) (27,998) (26,045)
Operating Income 388,509 417,952 321,363 275,424 240,375 292,414
OIBDA margin 50.3% 54.2% 51.9% 53.1% 47.0% 51.2%
Less: Depreciation as % of net
operating revenues (17.9%) (18.0%) (17.9%) (18.6%) (15.7%) (13.4%)
Less: Amortization as % of net
operating revenues (2.1%) (2.2%) (2.5%) (2.9%) (3.3%) (3.1%)
Operating Income 30.3% 34.0% 31.5% 31.6% 28.0% 34.7%
Reconciliation of OIBDA margin to operating income as percentage of net operating revenue
Reconciliation of OIBDA to operating income
Three months ended

Reconciliation of OIBDA and OIBDA Margin
in Kazakhstan (Unaudited)
($'000)
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
Dec 31,
2005
Sept 30,
2005
OIBDA 35,744 49,023 33,908 21,907 16,979 18,534
Depreciation (21,142) (17,981) (9,363) (7,672) (7,655) (5,036)
Amortization (9,134) (9,550) (9,324) (8,785) (8,245) (8,473)
Operating Income 5,468 21,492 15,221 5,450 1,079 5,025
OIBDA margin 31.6% 47.0% 42.2% 40.3% 34.2% 38.6%
Less: Depreciation as % of net
operating revenues (18.7%) (17.2%) (11.7%) (14.1%) (15.4%) (10.5%)
Less: Amortization as % of net
operating revenues (8.1%) (9.2%) (11.5%) (16.2%) (16.6%) (17.6%)
Operating Income 4.8% 20.6% 19.0% 10.0% 2.2% 10.5%
Reconciliation of OIBDA to operating income
Reconciliation of OIBDA margin to operating income as percentage of net operating revenue
Three months ended

Reconciliation of OIBDA in Armenia
(Unaudited)
Note: data for 4Q represent data for 1.5 months since the moment of acquisition
($'000)
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
Dec 31,
2005
Sept 30,
2005
OIBDA 13,290 na na na na na
Depreciation
(7,148)
na na na na na
Amortization
(3,928)
na na na na na
Operating Income 2,214 na na na na na
OIBDA margin 48.6% na na na na na
Less: Depreciation as % of net
operating revenues
(26.1%)
na na na na na
Less: Amortization as % of net
operating revenues
(14.4%)
na na na na na
Operating Income 8.1% na na na na na
Reconciliation of OIBDA to operating income
Reconciliation of OIBDA margin to operating income as percentage of net operating revenue
Three Months Ended

Reconciliation of ARPU in Russia (Unaudited)
($'000)
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
Dec 31,
2005
Sept 30,
2005
Service revenue and connection
fees 1,276,276 1,223,681 1,014,810 864,767 849,775 833,888
Less: Connection fees 308 410 622
404 259
325
Less: Revenue from rent of fiber-optic
channels 433 760 325
328 309
520
Service revenue used to calculate
ARPU
1,275,535 1,222,511 1,013,863 864,035 849,207 833,043
Average number of subscribers ('000) 47,541 47,306 45,803 43,919 40,484 36,182
ARPU(US$)
8.9 8.6 7.4 6.6 7.0 7.7
Average number of active subscribers ('000)
39,102 38,365 37,733 36,784 33,754 30,962
ARPU per active subscriber (US$)
10.9 10.6 9.0 7.8 8.4 9.0
Reconciliation of ARPU to service revenue and connection fees
Three months ended

Reconciliation of ARPU in Kazakhstan
(Unaudited)
($'000)
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
Dec 31,
2005
Sept 30,
2005
Service revenue and connection
fees 112,963 104,208 80,301 54,382 49,668 48,282
Less: Connection fees
0 0 0
0
0 0
Less: Revenue from rent of fiber-optic
channels 0 0 0
0
0 0
Service revenue used to calculate
ARPU
112,963 104,208 80,301 54,382 49,668 48,282
Average number of subscribers ('000) 3,498 3,077 2,681 2,316 1,818 1,527
ARPU(US$)
10.8 11.3 10.0 7.8 9.1 10.5
Average number of active subscribers ('000) 2,728 2,412 2,120 2,070 1,604 1,484
ARPU per active subscriber (US$)
13.8 14.4 12.6 8.8 10.3 10.8
Reconciliation of ARPU to service revenue and connection fees
Three months ended

Reconciliation of ARPU in Ukraine (Unaudited)
($'000)
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
Dec 31,
2005
Sept 30,
2005
Service revenue and connection
fees 14,652 12,320 5,948 2,103 1,952 na
Less: Connection fees
5 3 0 0 0 na
Less: Revenue from rent of fiber-optic
channels
0 0 0 0 0 na
Service revenue used to calculate
ARPU
14,647 12,317 5,948 2,103 1,952 na
Average number of subscribers ('000)
1,425 741 424 268 239 na
ARPU (US$)
3.4 5.5 4.7 2.6 4.1 na
Average number of active subscribers ('000)
1,170 611 338 208 228 na
ARPU per active subscriber (US$)
4.2 6.7 5.9 3.4 4.3 na
Reconciliation of ARPU to service revenue and connection fees
Three months ended

Reconciliation of ARPU in Uzbekistan
(Unaudited)
($'000)
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
Dec 31,
2005
Sept 30,
2005
Service revenue and connection
fees 16,446 16,279 15,507 9,208 na na
Less: Connection fees
0 0 0 0 na na
Less: Revenue from rent of fiber-optic
channels
0 0 0 0 na na
Service revenue used to calculate
ARPU
16,446 16,279 15,507 9,208 na na
Average number of subscribers ('000)
625 490 456 273 na na
ARPU (US$)
8.8 11.1 11.3 11.2 na na
Average number of active subscribers ('000)
558 458 406 185 na na
ARPU per active subscriber (US$)
9.8 11.8 12.7 16.6 na na
Reconciliation of ARPU to service revenue and connection fees
Three months ended

Reconciliation of ARPU in Tajikistan
(Unaudited)
($'000)
Dec 31,
2006
Sept 30,
2006
June 30,
2006
March 31,
2006
Dec 31,
2005
Sept 30,
2005
Service revenue and connection
fees 840 74 119 185 na na
Less: Connection fees
0 0 0 0 na na
Less: Revenue from rent of fiber-optic
channels
0 0 0 0 na na
Service revenue used to calculate
ARPU
840 74 119 185 na na
Average number of subscribers ('000)
36 13 18 27 na na
ARPU (US$)
7.8 1.9 2.2 2.3 na na
Average number of active subscribers ('000)
31 8 10 12 na na
ARPU per active subscriber (US$)
9.0 3.1 4.0 5.1 na na
Reconciliation of ARPU to service revenue and connection fees
Three months ended

Reconciliation of ARPU in Armenia (Unaudited)
Note: data for 4Q represent data for 1.5 months since the moment of acquisition
($'000) Mobile ARPU Fixed ARPU
Service revenue and connection
fees 10,451 16,922
Less: Connection fees
0 0
Less: Revenue from rent of fiber-optic
channels
0 -
Service revenue used to calculate
ARPU
10,451 16,922
Average number of subscribers ('000)
445 609
ARPU (US$)
15.7 18.5
Three months ended December 31, 2006
Reconciliation of ARPU to service revenue and connection fees